Exhibit 10.71

Corporate Headquarters 8250 Jones Branch Drive McLean, VA 22102	Tel: (703) 918-5000 www.FreddieMac.com Confidential

January 24, 2006

Mr. Bob Bostrom
1160 Pequot Avenue
Southport, CT 06890

Dear Bob:

I am pleased to extend an offer to you for the position of Executive Vice President, General Counsel conditioned on satisfactory references, completing both a drug test and background check, and the execution of a “Restrictive Covenant and Confidentiality Agreement.” All of the executives you met with during your interviews at Freddie Mac are excited about the prospect of you joining our team and I am confident that you will be a valuable addition. For these reasons, I would like to offer you the compensation outlined below.

Compensation Components

Total Target Cash Compensation
Base Salary	$600,000

Target Short Term Incentive (STI) (116% of Base Salary)[2]	$700,000

Total Target Cash Compensation	$1,300,000

Target Long-Term Incentive (LTI)[1]
Target Annual LTI (133% of Base Salary)[2]	$800,000
Total Target Direct Compensation (Base Salary, STI, & LTI)	$2,100,000

Sign-On Components[3,4,5]
Restricted Stock Units	$800,000
Cash	$500,000

Total Sign-On	$1,300,000

(1) Freddie Mac anticipates the 2006 annual Long-Term Incentive (LTI) awards will be delivered in a mix of 25% stock options and 75% Restricted Stock Units (RSUs). The LTI awards will vest at a rate of 25% each year, over four years. The number of RSUs and stock options awarded is based on the Economic Value and Black-Scholes value, respectively. All aspects of the award, including vesting, terms and conditions, will be consistent with the annual LTI awards to all other Executive Vice Presidents.

Freddie Mac currently provides dividend equivalents on RSUs. Dividend equivalents provide the grantee the right to receive from the corporation a cash payment equivalent to the dividends declared and paid on issued and outstanding shares of common stock. This cash payment is made as promptly as possible after the payment date for such dividend or distribution.

(2) Freddie Mac will guarantee that the amount of your 2006 Short-Term Incentive award for performance year 2006, paid in 2007, will be no less than $700,000.

Freddie Mac will also guarantee that the amount of your 2006 Long-Term Incentive award, granted in 2006, will be no less than $800,000. This award will be granted at the same time as other Executive Vice President LTI awards, which is anticipated to be no earlier than March 2006.

(3) To provide an additional incentive to join Freddie Mac, we will provide an RSU sign-on award of $800,000 and a cash sign-on award of $500,000.

Mr. Bob Bostrom
January 24, 2006

The RSU sign-on award will vest according to the same schedule as the annual LTI awards (25% each year, over four years). The number of RSUs awarded is based on the average of the high and low price (the Fair Market Value) of a share of Freddie Mac common stock on the date of the next currently scheduled Compensation and Human Resources Committee (CHRC) meeting following your start date.

The sign-on cash award is subject to repayment on a monthly pro-rata basis if you terminate your employment for any reason or Freddie Mac terminates your employment for “Gross Misconduct” or any violation of standard of conduct, within the first two years of employment (e.g., the amount repayable is equal to $500,000 less approximately $20,833 for each whole month employed during the first two years).

(4) In addition, we would like to offer you the following termination of employment benefit:

If, during the first two years of employment, Freddie Mac terminates your employment for any reason other than “Gross Misconduct” (as defined in the officer severance policy) or any violation of a standard of conduct, then you will receive a cash payment equal to twice the sum of your 2006 annualized base salary and your 2006 guaranteed Short-Term Incentive award ($2,600,000), less $108,333 for each whole month worked during the first two years of employment, in addition to the amount you would otherwise be entitled to receive under our corporate severance policy.

The terms of the termination of employment payment described above are contingent upon the approval of Freddie Mac’s regulator, the Office of Federal Housing Enterprise Oversight.

(5) Freddie Mac will also provide you with relocation assistance. Relocation assistance includes packing/transportation of household goods, new home finding and current home sale assistance, a one-time payment of $10,000 to cover miscellaneous expenses, new home closing cost assistance, and tax assistance (please reference enclosed description).

In light of the fact that you will need time to establish a permanent residence in the Washington DC metro area, we will provide for up to 4 months temporary living at the Ritz-Carlton Tysons Corner, which is convenient to our McLean campus.

Enclosed for your review are summary descriptions of Freddie Mac’s comprehensive and highly competitive benefits plans, including health and welfare, retirement and savings, retiree medical benefits, income protection (disability, group term life, etc.), paid time off, and work/life benefits. Should you have any questions regarding these benefits, please do not hesitate to contact Scott Coolidge, Vice President of Human Capital Management, at 703-918-8470.

To indicate your agreement to these terms, please return an executed copy of this letter as well as the enclosed “Restrictive Covenant and Confidentiality Agreement” to me. Additional copies of the agreements are enclosed for your records.

At your convenience, please give Scott or myself (703-918-8900) a call once you’ve had an opportunity to review this offer.

Best Regards,

/s/  Paul George
Paul George
Executive Vice President, Human Resources

Signed and Agreed to:	/s/ Robert Bostrom	1/25/06

	effective Feb 1, 2007	Date
Enclosures